Exhibit 1.01

BY-LAWS

BRASIL TELECOM PARTICIPAÇÕES S.A.

CHAPTER I

ABOUT THE CHARACTERISTICS OF THE COMPANY

Article 1 - BRASIL TELECOM PARTICIPAÇÕES S.A. is a publicly traded company, which is governed by the present By-Laws and by the applicable legislation.

Article 2 - The object of the Company is to:

I. control the companies which explore the public fixed telephony services in Region II referred to in the General Licensing Plan approved by Decree no. 2,534 of April 2, 1998;

II. promote, through controlled or associated companies, the expansion and implementation of fixed telephony services in its respective concession area;

III. promote, perform or give guidance regarding the collection, at internal and external sources, of funds to be invested by the Company or by its controlled companies;

IV. promote and encourage study and research activities seeking to develop the fixed telephony sector;

V. execute, directly or through controlled or associated companies, specialized technical services related to the fixed telephony sector;

VI. promote, encourage and coordinate, directly or through the companies controlled by it or associated to it, the formation and the training of the staff required for the fixed telephony sector;

VII. perform or promote the import of goods and services to or through the companies under its control or those that are associated to it;

VIII. perform other activities related or correlated to the Company’s social object; and

IX. participate in the capital of other companies.

Article 3 - The Company is headquartered and its forum is based in the Federal District of Brasília, and may, by decision of its Senior Management, in compliance with article 30 of this Corporate By-Laws, create and close branches and offices at any point in the national territory or abroad.

Article 4 - The duration term of the Company is undetermined.

CHAPTER II

CAPITAL STOCK

Article 5 - The subscribed capital stock, totally paid up, is of R$2,596,271,819.93 (two billion, five hundred and ninety-six million, two hundred and seventy-one thousand, eight hundred and nineteen reais and ninety-three centavos), represented by 363,969,213 (three hundred and sixty three million, nine hundred sixty-nine thousand, two hundred and thirteen) shares, of which 134,031,688 (one hundred and thirty-four million, thirty-one thousand, six hundred and eighty-eight) shares are common shares and 229,937,525 (two hundred and twenty-nine million, nine hundred and thirty-seven thousand, five hundred and twenty-five) shares are preferred shares, all nominative shares, with no par value.

Article 6 - The Company is authorized to increase its capital stock, upon the resolution of the Board of Directors, up to the limit of 700,000,000 (seven hundred million) shares, common or preferred, in accordance with the legal limit of 2/3 (two thirds) for the issuance of preferred shares with no right to vote.

Article 7 - Through the deliberation of the Shareholders’ Meeting or of the Board of Directors, the capital of the Company may be increased by the capitalization of accrued profit or by reserves formerly made for this purpose by the Shareholders’ Meeting.

1st Paragraph - The capitalization shall be made with no alteration to the number of shares.

2nd Paragraph - The value of the balance of profit or reserves under 1% (one percent) of capital stock may not be capitalized.

Article 8 - The capital stock is represented by common and preferred shares, no par value, and there is no requirement that the shares keep its proportion in capital increases.

Article 9 - Through deliberation of the Shareholders’ Meeting or of the Board of Directors, the preferential rights for the subscription of shares, issuance of bonds or debentures convertible into shares, in the cases predicted in article 172 of the Corporate Law, may be excluded.

Article 10 – Each common share corresponds to the right for one vote at the deliberations of the Shareholders’ Meeting.

Article 11 - The preferred shares have no right to vote, except in the cases of the sole paragraph of this article and in the sole paragraph of article 14, being assured priority in the payment of the minimum and non cumulative dividend of 6% (six percent) per year of the value of the division of the capital stock by the total number of shares of the Company or 3% (three percent) per year of the book value of shareholders’ equity divided by the total number of shares of the Company, whichever is higher.

Sole Paragraph - The preferred shares shall acquire the right to vote if the Company omits to pay the minimum dividends for 3 (three) consecutive years to its bearers, in accordance with the terms of the caput of this article.

Article 12 - The shares of the Company are subscribed, and are kept at a deposit account at a financial institution in the name of the bearers, with no issuance of certificates.

CHAPTER III

SHAREHOLDERS’ MEETING

Article 13 – The Shareholders’ Meeting is the governing entity of the Company, with powers to deliberate over all the business regarding the Company’s social object and to take the measures it deems necessary for its protection and development .

Article 14 – Besides the attributions set forth by law, the Shareholders’ Meeting is responsible for:

I. setting the global remuneration of the members of the Board of Directors and Senior Management and the individual remuneration of the members of the Audit Committee; and

II. previously approve the formalization of any long-term contracts between the Company or its controlled companies, on one side, and the controlling shareholder or controlled, associated companies, subject to the same control or controllers of the latter, or that in another manner constitute the parts related to the Company, except when the contracts are governed by the same clauses.

Sole Paragraph - With no loss to the dispositions in the 1st paragraph of Article 115 of Law nr. 6,404/76, the holders of preferred shares shall have the right to vote at the deliberations of the Shareholders’ Meeting, referred to in sub-paragraph II of this article, as in those referred to in the alteration or revoking of the following By-Laws dispositions:

•	sub-paragraph II of Article 14 and its Sole Paragraph;

•	Sole Paragraph of Article 15; and

•	Article 48

Article 15 - The Shareholders’ Meeting is summoned by the Board of Directors, or in the form predicted in the Sole Paragraph of Article 123 of Law nr. 6,404/76. Whenever the Board of Directors summons a Shareholders’ Meeting, it is up to the Chairman to co-substantiate the act.

Sole Paragraph - In Article 136 of Law n o 6,404/76, the first summons of the Shareholders’ Meeting shall be made 30 (thirty) days in advance, at least, and 10 (ten) days in advance, at least, if it is the second summons.

Article 16 - The Shareholders’ Meeting is instated by the President of the Company or, in his absence or due to his impediment, by any Officer, or also, by attorney-in-fact duly invested of specific powers for this purpose. The Meeting shall be presided by the Chairman of the Board of Directors, who is also responsible for choosing the secretary. In the absence of the Chairman of the Board of Directors, the Assembly shall be presided by the Company’s Chief Executive Officer, and, in case of impediment, by any Officer. In the case of absence and/or impediment of any officers, as predicted in the terms of this article, the meeting must elect the chairman of the board and the respective secretary.

Article 17 – The discussions and deliberations of the Shareholders’ Meeting shall be written in the book of minutes, signed by the members of the board and by the shareholders present, which represent, at least, the majority required for the deliberations assumed.

1st Paragraph - The minute may be drafted in summarized form , including manifestations and protests.

2nd Paragraph - Except for counter deliberations of the Meeting, the minutes shall be published with omission of the signatures of the shareholders.

Article 18 – Annually, in the four first months subsequent to the end of the fiscal year, the Shareholders’ Meeting will meet, ordinarily, to:

I. take the accounts of the administrators, examine, discuss and vote over the financial statements;

II. deliberate about the destination of the net profit of the year and the distribution of dividends; and

III. elect the members of the Audit Committee and, whenever the case, the members of the Board of Directors.

Article 19 – The Shareholders’ Meeting shall meet, extraordinarily, whenever the interests of the Company require so.

CHAPTER IV

COMPANY ADMINISTRATION

SECTION I

GENERAL RULES

Article 20 – The Company’s Management is exercised by the Board of Directors and by the Board.

1st Paragraph - The Board of Directors, collegiate organ, executes the Company’s top administration.

2nd Paragraph - The Senior Management is the organ which represents the executive administration of the Company, with each of its members acting in accordance with their respective attributions.

3rd Paragraph - The attributions and powers granted by law to each of the administrative organs may not be granted to any other organ.

Article 21 - The administrators take office at the writing of the terms into the Book of Minutes of the Meetings of the Board of Directors or of the Senior Management, according to the case.

Article 22 – The mandate of the administrators is of 3 (three) years, with reelection allowed.

Sole Paragraph – The mandate of the administrators is considered to run until their successors come into power.

SECTION II

BOARD OF DIRECTORS

Article 23 – Besides the attributions predicted by law, the Board of Directors is responsible for:

I. approving the annual budget of the Company, as well as of its controlled companies, along with the objective and business strategy plan predicted for the period the budget is in effect;

II. deliberating on the capital increase of the Company up to the limit of the authorized capital, as well as deliberating on the issue of stock or subscription bonus, including the exclusion of the preferential right of the shareholders, setting the issue and placement conditions of the stock or subscription bonus;

III. authorizing the issue of commercial papers for public subscription;

IV. resolving, when delegated by the Shareholders’ Meeting, about issuance conditions of the debentures, in compliance with the 1 st paragraph in article 59 of Law nr. 6,404/76;

V. authorizing the sale of debentures, including those convertible into shares, issued by the Company held by the treasury;

VI. authorizing the acquisition of Company issued shares, for the purpose of cancellation or continuation in the treasury and subsequent sale;

VII. approving the participation or sale of participation of the Company in the capital of other companies;

VIII. authorizing the exchange of shares or of other securities convertible into shares issued by the controlled companies;

IX. authorizing the sale or burden of goods which integrate the permanent assets;

X. authorizing the acquisition of goods for the permanent assets with individual value greater than 1% (one percent) of the Company’s shareholders equity;

XI. authorizing the waiver of rights for the subscription of shares, debentures convertible into shares or subscription bonuses issued by the controlled companies;

XII. within the limit of authorized capital, approving the grant for the option of the purchase of stock to its managers, employees and to individuals who render services to the Company or to the controlled companies.

XIII. authorizing the Company to render real or fidejussionary guarantees in favor of third parties or controlled companies;

XIV. authorizing the practice of gratuitous acts, in benefit of the employees or of the community, in light of the Company’s corporate responsibilities . In case of rendering guarantees to employees being transferred and/or relocated interstate and/or inter-city does not require previous approval from the Board of Directors;

XV. approving the contracting of loans, financing, leasing and issue of commercial papers with individual value greater than 1% (one percent) of the Company’s shareholders equity, as well as of its controlled companies;

XVI. authorizing investments in new businesses or the creation of subsidiaries;

XVII. deliberating on the approval of a “Depositary Receipt” program issued by the Company ;

XVIII. submitting the performance of any business or operation, included among those mentioned in subparagraph II of article 14 of this By-Laws, for approval in the Shareholders’ Meeting;

XIX. authorizing the Company, as well as its associated and controlled companies, to sign, alter or cancel Shareholder Agreements;

XX. approving the policy for complementary social security of the Company and the collective agreements;

XXI. approving the Internal Regulation of the Board of Directors;

XXII. approving the proposal of the Board regarding the Company’s Regulation with its respective organizational structure, including the competence and attributions of the Company’s officers;

XXIII. dividing the global remuneration amount, set by the Shareholders’ Meeting, between the Council members and the Company’s officers, setting their individual remuneration;

XXIV. establishing guidelines for the exercise of the right to vote of the Company’s or its controlled or associated companies’ representatives in the Shareholders’ Meetings;

XXV. electing and dismissing, at any moment, the Company’s officers, including the Chief Executive Officer, setting attributions to them, in compliance with the dispositions of these By-Laws;

XXVI. appointing the representatives of the Company in the management of the companies in which it participates; and

XXVII. performing other activities which may be appointed by the Shareholders’ Meeting.

Article 24 - The Board of Directors is comprised of 3 (three) to 11 (eleven) effective members and similar number of alternate members.

Article 25 - The members of the Board of Directors and their respective alternate members are elected by the Shareholders’ Meeting which appoint, among them, the Chairman and the Vice-Chairman of the Board.

1st Paragraph – The effective Board of Directors’ members will be replaced by its alternate member in case of absence, impediment or vacancy.

2nd Paragraph - In case of vacancy in a position of effective member and if the respective alternate member does not replace the effective member, Art. 150 of Law 6.404/76 shall be applied.

Article 26 – The Board of Directors will meet ordinarily once every calendar month and, extraordinarily, upon calls made by its Chairman or by 2 (two) Board members, and minutes of the Meetings shall be drawn up.

1st Paragraph – The calls shall be made by letter, telegram or fax delivered at least 10 (ten) days in advance, except in the cases of uncontested urgency, at the sole discretion of the Chairman of the Board of Directors, and the notice must contain the agenda of the meeting.

2nd Paragraph - The members of the Board of Directors may participate in the board meetings by means of conference calls, videoconference, or by any other means allowing all Directors to see and/or hear one another and, in this case, they shall be deemed as having attended the meeting, and the corresponding Minutes shall be drawn up and signed by all presents until the next meeting.

Article 27 - The Board of Directors shall deliberate by absolute majority of votes, with the presence of the majority of its members, and it is Board’s Chairman decision, when necessary, to remit the proceedings that co-substantiate such deliberations.

Article 27-A - The following shall not be elected to the Board of Directors (i) those who occupy positions in companies that are considered competitors in the market, in particular, in advisory committees, board of directors or fiscal council; or (ii) have interests which conflict with those of the Company.

Article 27-B – The Company’s Internal Audit shall be subordinated to the Board of Dirctors.

SECTION III

SENIOR MANAGEMENT

Article 28 - The Senior Management is comprised of 1 (one) Chief Executive Officer and 3 (three) Officers, thus entitled: a) Chief Financial Officer; b) Chief Operating Officer; and c) Human Resources Officer.

Article 29 – In their absence and due to temporary impediments, the Chief Executive Officer is replaced by the Chief Financial Officer.

1st Paragraph - In the case of simultaneous absences and impediments of the Chief Executive Officer and the Chief Financial Officer, the Company is governed by the Officer appointed by the Board of Directors.

2nd Paragraph - The Chief Financial Officer and the other Officers at their temporary impediments are replaced by the Officer appointed by the Chief Executive Officer.

3rd Paragraph – In the case of vacancy in the position of an effective Officer, the Board of Directors will promote the election of a replacement to complete the mandate of the replaced person.

Article 30 – In accordance with the dispositions contained in this By-Laws, it is necessary to link the Company to: (i) the joint signature of 2 (two) Directors, of which one, necessarily, must be the Chairman; (ii) the signature of 1 (one) Director in combination with a attorney-in-fact; or (iii) the joint signature of 2 (two) attorneys-in-fact, invested with specific powers.

Sole Paragraph – The tools of the mandate granted by the Company, which shall be signed jointly by 2 (two) Directors, of which one must necessarily be the Chairman, must specify the powers granted and, with exception to those used for legal purposes, will have the maximum validity period of 1 (one) year.

Article 31 - The specific responsibility of each one of the members of the Senior Management is the following:

I – CHIEF EXECUTIVE OFFICER – The execution of the policy, guidelines and the activities related to the Company’s corporate object , according to the terms specified by the Board of Directors.

II – CHIEF FINANCIAL OFFICER - The execution of the Company’s policy, guidelines and the economic-financial and accounting activities according to the terms specified by the Board of Directors.

III – CHIEF OPERATING OFFICER – The planning and execution of the network engineering projects directed to the expansion and modernization of the network and the exploration of new technology, according to the terms specified by the Board of Directors.

IV - HUMAN RESOURCES OFFICER – Administrate and guide the actions related to the management of the Company, comprising the employment, the dimensioning, the education and the development of Human Agents for the company, according to the terms specified by the Board of Directors.

CHAPTER V

FISCAL COUNCIL

Article 32 - The Fiscal Council is the entity which inspects Company’s management, and must act permanently.

Article 33 - The Fiscal Council shall be comprised of 3 (three) to 5 (five) effective members and similar number of alternate members.

1st Paragraph - The mandate of the Fiscal Council members ends at the first Annual Shareholders’ Meeting subsequent to the respective election, with reelection being allowed. The Council members shall remaining in their positions until their successors take over.

2nd Paragraph - The Fiscal Council members, at their first Meeting, will elect their Chairman, who will be in charge of remitting the deliberations of the body.

3rd Paragraph - The Fiscal Council may request that the Company appoint qualified personnel to act as secretary and render technical assistance.

Article 34 - The Fiscal Council shall meet, ordinarily, once every month and, extraordinarily, when required.

1st Paragraph - The Meetings are summoned by the Chairman of the Fiscal Council or by 2 (two) members of the Fiscal Council.

2nd Paragraph - The Fiscal Council deliberates by majority of votes, with the presence of the majority of its members.

3rd Paragraph - The members of the Audit Committee may participate in the meetings of that body by means of conference calls, videoconference, or by any other means allowing all members to see and/or hear one another and, in this case, they shall be deemed as having attended the meeting, and the corresponding Minutes shall be drawn up and signed by all presents until the next meeting.

Article 35 - The effective members of the Fiscal Council are replaced, in their absence or impediment, by their respective alternate member.

Article 36 – If a member of the Fiscal Council is absent, without just cause, to 2 (two) consecutive Assemblies or 3 (three) interspersed ones, during a corporate year, his position is declared vacant, except in the cases of death, resignation, destitution and other terms set forth by law.

Sole Paragraph - In case there is a vacancy for an effective member’s position in the Fiscal Council and if the alternate member does not replace the effective member, the Fiscal Council shall meet to elect a replacement.

CHAPTER VI

FISCAL YEAR AND FINANCIAL STATEMENTS

Article 37 - The fiscal year coincides with the calendar year.

Article 38 – At the end of each year, the Senior Management will prepare the Balance Sheet and all other financial statements required by law.

Article 39 - The Board of Directors shall present in the Shareholders’ Meeting, in combination with the financial statements, the proposal for the destination of the net profit of the period, as set forth by the dispositions of this By-Laws and the law.

Article 40 - Besides creating the reserves predicted by law, the Shareholders’ Meeting may use up to 10% (ten percent) of the net profit, adjusted in compliance with article 202 of Law 6,404/76, for the formation of a reserve to reinforce the working capital, and whose value may not surpass 10% (ten percent) of the Company’s accounting shareholders’ equity .

Article 41 - The shareholders have the right to receive the minimum dividend required of 25% (twenty five percent) of the shareholders’ equity for each period, adjusted in compliance with article 202 of Law 6,404/76.

Article 42 – The amount corresponding to the minimum required dividend shall be used, first, for the payment of the dividend of preferred shares predicted in article 11 of this By-Laws up to the limit of the preference; following, the dividends to be used for the common shares shall be paid, until each common share has received a dividend equal to that attributed to the preferred shares; and the remaining balance of the minimum required dividend, shall be divided in equal conditions, by the shares of both types.

Sole Paragraph - In the period in which the minimum amount dividend required is insufficient for the payment of the priority dividend of preferred shares, the minimum required dividend shall be increased up to the amount sufficient for such payment.

Article 43 – After the payment of the minimum required dividend, a Shareholders’ Meeting will decide about the destination of the remaining balance of the net profit of the period, which, by proposal of the management, may be used in the proportion in which they are to be deliberated, as: (i) supplementary dividend payment to the shareholders; (ii) transfer to the following year, as accumulated earnings, as long as duly justified by the managers to finance the investment plan predicted in the budget of capital.

Article 44 – The Company may, by deliberation of the Board of Directors, pay or credit, in dividends, interests on shareholders’ equity, in compliance with article 9 of Law 9,249, on 12/26/95. The interests will be compensated with the amount of the minimum required dividend due in the fiscal year to the holders of both common and preferred shares.

1st Paragraph - Dividends and interests on own capital contemplated in the caput hereof shall be paid at the times and in the manner indicated by the Senior Management, reverting to the benefit of the Company the dividends that shall remain unclaimed 3 (three) years after the date of commencement of the payment.

2nd Paragraph - The Board of Directors may authorize the Senior Management to resolve on the matter addressed in the caput of the present article.

Article 45 – The Company, by deliberation of the Board of Directors, may, in accordance with legal limitations: (i) provide balance sheets every 6 (six) months or less and, based on it, declare dividends; and (ii) declare intermediary dividends on account of accumulated earnings or of reserves of the existing profits in the last annual or half-yearly balance sheet.

Article 46 – The Company may, through deliberation of Shareholders’ Meeting, provided the legal limits, attribute profit participation to its managers and employees.

CHAPTER VII

LIQUIDATION OF THE COMPANY

Article 47 - The Company will be dissolved, entering in liquidation, in the cases predicted in law or through deliberation of the Shareholders’ Meeting, which will determine the manner of settlement and will elect the liquidator and the Fiscal Council for the liquidation period, establishing the respective fees.

CHAPTER VIII

ABOUT THE GENERAL AND TRANSITORY DISPOSITIONS

Article 48 – The approval, by the Company, through its representatives, of merger, split, incorporation or dissolution operations of its controlled companies shall be preceded by an economic-financial analysis made by an independent company, of well-known professional acclaim, confirming that it is treating equally all the companies interested, whose shareholders have full access to the referred analysis report.

Article 49 - The Company’s corporate entities shall, within the scope of their attributions, use all the provisions required to prevent the Company from being impeded, regarding the breach of the provisions of article 68 of Law nr. 9,472, dated 07/16/97, and its regulation, from exploring directly or indirectly telecommunication service concessions or licenses.

CHART OF ALTERATIONS IN THIS BY-LAWS

Consolidated By-Laws with alterations approved through deliberation of the Extraordinary General Meeting held on 09/01/98, 01/27/99, 10/11/99, 05/09/00, 02/23/01, 04/30/01, 04/29/02, 12/30/02, 04/23/03, 09/08/03, 04/19/04, 04/29/05, 05/23/06 and 04/27/07.